

August 29, 2023

Christopher Hogan
Interim Chief Executive Officer
NYIAX, INC.
180 Maiden Lane, 11th Floor
New York, NY 10005

> **Re: NYIAX, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Form 10-Q for the Quarterly Periods Ended June 30, 2023**
> **File No. 001-41626**

Dear Christopher Hogan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Periods Ended June 30, 2023

Condensed Statements of Cash Flows, page 5

1. We note you reported the payment of deferred offering costs as a use of cash in financing activities in the Statements of Cash Flows for the years ended December 31, 2022 and 2021. Please explain to us why it is appropriate to report the reversal of these deferred offering costs as cash provided by financing activities in the Statements of Cash Flows for the six month period ended June 30, 2023. It appears the reversal of the deferred charge is a non-cash activity. Refer to the guidance in ASC 230-10-50-3.

Note 6. Threatened Litigation, page 13

2. Please clarify why the Company disputes the amounts owed to Boustead and is of the belief that if any commissions are due to Boustead, they would be significantly less than the amounts claimed by Boustead. In this regard, disclose here and elsewhere where applicable:

- the amount of funds privately raised by the Company during the period covered by the Boustead Engagement Letter;
- the amount of commissions on these privately raised funds that are owed in accordance with the terms of the Boustead Engagement Letter; and
- of the amount owed, the amount of commissions paid and/or accrued by the Company.

Also, clarify if an IPO completed with another underwriter is a transaction that would be covered under the terms of the Boustead Engagement Letter. If so, disclose the amount of commissions that would be owed in accordance with the terms of the Boustead Engagement Letter.

3. Please explain to us how you are accounting for the amounts Boustead claims the Company owes. Refer in your response to the accounting literature that is the basis for your accounting.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Results of Operations For Six Months Ended June 30, 2023 and 2022
Net Revenue, page 24

4. Please disclose why and how a decrease in the number of business development headcount resulted in a decrease in net revenue. Also, fully explain why you experienced a decrease in average compensation per Media Contract.

Selling General and Administrative, page 25

5. Please disclose the nature and circumstances of the Deferred offering cost write-off expense.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology